Exhibit 99.3

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Time) on May 21, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of LightInTheBox Holding Co., Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 20, 2026 at the Extraordinary Meeting of Shareholders of LightInTheBox Holding Co., Ltd. to be held at 4 Pandan Crescent #03-03, Singapore, 128475, on May 25, 2026, beginning at 10:00 a.m. (local time) in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. LightInTheBox Holding Co., Ltd. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE LightInTheBox Holding Co., Ltd. Extraordinary General Meeting For Shareholders of record as of April 20, 2026 Monday, May 25, 2026 10:00 AM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (Eastern Time) on May 21, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

LightInTheBox Holding Co., Ltd. Extraordinary General Meeting

Please make your marks like this: ☒

PROPOSAL	YOUR VOTE		
	FOR	AGAINST	ABSTAIN
Proposal No. 1: to be resolved as an ordinary resolution that the re-election of Mr. Zhi Yan as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 2: to be resolved as an ordinary resolution that the re-election of Mr. Jian He as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 3: to be resolved as an ordinary resolution that the re-election of Mr. Zhiping Qi as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 4: to be resolved as an ordinary resolution that the re-election of Mr. Zhentao Wang as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 5: to be resolved as an ordinary resolution that the re-election of Mr. Xiongping Yu as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 6: to be resolved as an ordinary resolution that the re-election of Mr. Meng Lian as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 7: to be resolved as an ordinary resolution that the re-election of Ms. Ge Yan as a director of the Company until her term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 8: to be resolved as an ordinary resolution that the re-election of Mr. Wei Yu as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 9: to be resolved as an ordinary resolution that the re-election of Dr. Hanhua Wang as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 10: to be resolved as an ordinary resolution that the re-election of Dr. Peng Wu as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No. 11: to be resolved as an ordinary resolution that the re-election of Dr. Lei Deng as a director of the Company until his term of office due on March 31, 2028 is approved;	☐	☐	☐
Proposal No 12: to be resolved as an ordinary resolution any one of the directors of the Company (the "Directors", each a "Director") to be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretions, thinks fit.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date